Exhibit 99.1

Momo Announces Unaudited Financial Results for the Fourth Quarter and Fiscal Year 2016

BEIJING, CHINA, March 7, 2017 – Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2016.

Fourth Quarter 2016 Highlights

•	Net revenues increased 524% year over year to $246.1 million.

•	Net income attributable to Momo Inc. increased to $83.8 million in the fourth quarter of 2016 from $6.1 million in the same period last year.

•	Non-GAAP net income attributable to Momo Inc. (note 1) increased 674% to $91.5 million in the fourth quarter of 2016 from $11.8 million in the same period last year.

•	Diluted net income per American Depositary Share (“ADS”) was $0.41, compared to $0.03 in the same period last year.

•	Non-GAAP diluted net income per ADS (note 1) was $0.44, compared to $0.06 in the same period last year.

•	Monthly Active Users (“MAU”)[1] were 81.1 million in December 2016, compared to 69.8 million in December 2015.

Full Year 2016 Highlights

•	Net revenues increased 313% year over year to $553.1 million for the full year of 2016.

•	Net income attributable to Momo Inc. was $145.3 million for the full year of 2016, compared with $13.7 million in 2015.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was $177.0 million for the full year of 2016, compared with $31.1 million in 2015.

•	Diluted net income per ADS was $0.71 for the full year of 2016, compared with $0.07 in 2015.

•	Non-GAAP diluted income per ADS (note 1) was $0.87 for the full year of 2016, compared with $0.15 during the same period of 2015.

“The fourth quarter of 2016 was a mile-stone quarter for our team, capping off a great year of 2016.” Commented Yan Tang, Chairman and CEO of Momo. “Our total revenues and net income continue to hit new record highs. More importantly, I am happy to see that after four consecutive quarters of steady rebound, our MAU has already exceeded its historical peak level back in early 2015. In addition to the growth in user scale, 2016 was also a year where we saw meaningful improvement in user engagement. All of these shows that by optimizing the existing social experience and introducing new social and entertainment use cases, Momo is on the right track to become a larger and stronger community for users to socialize and have fun.”

[1]	MAU during a given calendar month is defined as Momo users who accessed the Momo platform through Momo mobile application and utilized any of the functions on the Momo platform for at least one day during the 30-day period counting back from the last day of such calendar month. The active users on Hani, the Company’s stand-alone live video application, were not included in the MAU disclosed herein.

Fourth Quarter 2016 Financial Results

Net revenues

Total net revenues were $246.1 million in the fourth quarter of 2016, an increase of 524% from $39.5 million in the fourth quarter of 2015.

Live video service, which was launched in the third quarter of 2015, continued its strong momentum and generated revenues of $194.8 million in the fourth quarter of 2016. The rapid growth in live video revenues is mainly because of the increase in paying users of live video service. Paying users of live video service for the fourth quarter of 2016 reached 3.5 million.

Value-added service revenues mainly include membership subscription revenues and virtual gift revenues, the latter of which we launched in the fourth quarter of 2016 to enrich communication experience among users. The total value-added service revenues were $19.1 million in the fourth quarter of 2016, an increase of 31% from $14.6 million during the same period of 2015. The year over year increase was primarily driven by: (a) the increase of membership subscription revenues as a result of the increase in average revenues per paying user, as more members bought our premium VIP package, and the increase in the total number of members; and (b) the increase of virtual gift service revenues. Momo members were 3.5 million and 2.9 million as of December 31, 2016 and 2015, respectively.

Mobile marketing revenues were $19.7 million in the fourth quarter of 2016, an increase of 29% from $15.3 million during the same period of 2015. The significant growth in mobile marketing business was driven by more new customers and orders introduced by sales agents, as well as the increase of eCPM (effective cost per mille) of the in feed advertisement service.

Mobile games revenues were $11.3 million in the fourth quarter of 2016, an increase of 45% from $7.8 million during the fourth quarter of 2015. The increase in game revenues was mainly due to the contribution of a self-developed game.

Cost and expenses

Cost and expenses were $157.7 million in the fourth quarter of 2016, an increase of 336% from $36.1 million in the fourth quarter of 2015. The increase was primarily attributable to: (a) an increase in revenue sharing with the broadcasters related to our live video service; (b) increase in marketing and promotional expenses to expand service accessibility, attract users and promote the live video service; (c) an increase in fees to payment channels resulting from higher volume of cash collection through such channels; d) an increase in personnel related costs including share-based compensation expenses as a result of the Company’s rapidly expanding talent pool; and (e) increased infrastructure related spending, such as bandwidth costs and server depreciation costs, driven by more functions introduced on Momo’s platform.

Non-GAAP cost and expenses (note 1) were $150.0 million in the fourth quarter of 2016, an increase of 392% from $30.5 million during the same period last year.

Income from operations

Income from operations was $88.4 million in the fourth quarter of 2016, compared to $3.5 million during the same period last year.

Non-GAAP income from operations (note 1) was $96.1 million in the fourth quarter of 2016, compared to $9.2 million during the same period last year.

Net income

Net income attributable to Momo Inc. was $83.8 million in the fourth quarter of 2016, compared to $6.1 million during the same period last year.

Non-GAAP net income (note 1) attributable to Momo Inc. was $91.5 million in the fourth quarter of 2016, compared to $11.8 million during the same period last year.

Net income per ADS

Diluted net income per ADS was $0.41 in the fourth quarter of 2016, compared to $0.03 in the fourth quarter of 2015.

Non-GAAP diluted net income per ADS (note 1) was $0.44 in the fourth quarter of 2016, compared to $0.06 in the fourth quarter of 2015.

Cash and cash flow

As of December 31, 2016, Momo’s cash, cash equivalents and term deposits totaled $651.3 million, compared to $469.5 million as of December 31, 2015. Net cash provided by operating activities in the fourth quarter of 2016 was $107.2 million, compared to $31.7 million for the same quarter of 2015.

Full Year 2016 Financial Results

Net revenues for the full year of 2016 were $553.1 million, an increase of 313% from $134.0 million in the same period of 2015, primarily driven by the significant increase in net revenues from live video service, mobile marketing business, and value-added service.

Net income attributable to Momo Inc. was $145.3 million in the full year of 2016, compared to $13.7 million in 2015.

Non-GAAP net income attributable to Momo Inc. (note 1) was $177.0 million in the full year of 2016, compared to $31.1 million in 2015.

Diluted net income per ADS was $0.71 during the full year of 2016, compared to $0.07 in 2015.

Non-GAAP diluted net income per ADS (note 1) was $0.87 during the full year of 2016, compared to $0.15 in 2015.

Net cash provided by operating activities was $218.3 million during the full year of 2016, compared with $57.3 million in 2015.

Business Outlook

For the first quarter of 2017, the Company expects total net revenues to be between $238.0 million and $243.0 million, representing a year-over-year increase of 367% to 377%. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income from operations, net income attributable to Momo Inc., and diluted earnings per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation. A limitation of using these non-GAAP financial measures is that share-based compensation charge has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Tuesday, March 7, 2017 at 8: 00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong Time on March 7, 2017).

Dial-in details for the earnings conference call are as follows:

International: +65 6713 5090

U.S. Toll Free: +1 866 519 4004

Hong Kong Toll Free: 800-906601

Mainland China: 4006-208038

Passcode: Momo

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, March 14, 2017. The dial-in details for the replay are as follows:

International: +61-2-8199 0299

U.S. Toll Free: +1 855 452 5696

Passcode: 73346420

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application, the Hani mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. Momo users are also able to enjoy live video on our platform. For more information, please visit http://ir.immomo.com.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +861057310538

Email: ir@immomo.com

Christensen In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes and our financial outlook for the first quarter of 2017.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter of 2016 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the first quarter of 2017 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, and our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months		Year
	Ended December 31		ended December 31
	2015	2016	2015	2016
Net revenues:
Live video service	1,019	194,840	1,231	376,925
Value-added service	14,605	19,067	58,462	67,603
Mobile marketing	15,331	19,730	38,885	66,339
Mobile games	7,775	11,299	31,082	35,453
Other services	732	1,182	4,328	6,778

Total net revenues	39,462	246,118	133,988	553,098
Cost and expenses:
Cost of revenues	(9,794)	(110,219)	(30,312)	(241,463)
Research and development	(6,523)	(7,733)	(23,265)	(31,399)
Sales and marketing	(12,353)	(28,395)	(52,631)	(97,173)
General and administrative	(7,475)	(11,357)	(22,879)	(38,983)

Total cost and expenses	(36,145)	(157,704)	(129,087)	(409,018)
Other operating income (loss)	154	(57)	713	406

Income from operations	3,471	88,357	5,614	144,486
Interest income	2,075	2,739	7,805	8,194
Impairment loss on long-term investments	—	(5,459)	—	(5,765)

Income before income tax and share of income on equity method investments	5,546	85,637	13,419	146,915
Income tax benefit (expenses)	69	(3,182)	(92)	(5,136)

Income before share of income on equity method investments	5,615	82,455	13,327	141,779
Share of income on equity method investments	516	1,328	370	3,471

Net income attributable to Momo Inc.	6,131	83,783	13,697	145,250

Net income per share attributable to ordinary shareholders
Basic	0.02	0.22	0.04	0.38
Diluted	0.02	0.20	0.03	0.36
Weighted average shares used in calculating net income per ordinary share
Basic	353,013,030	388,567,606	342,646,282	377,335,923
Diluted	403,234,020	412,934,127	401,396,548	407,041,165

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months		Year
	ended December 31		ended December 31
	2015	2016	2015	2016
Net income attributable to Momo Inc.	6,131	83,783	13,697	145,250
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustment	(1,651)	(8,337)	(3,499)	(11,642)

Comprehensive income attributable to Momo Inc. shareholders	4,480	75,446	10,198	133,608

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

( US dollars in thousands)

	December 31	December 31
	2015	2016
Assets
Current assets
Cash and cash equivalents	169,469	257,564
Term deposits	300,000	393,759
Accounts receivable, net of allowance for doubtful accounts of $nil and $nil as of December 31, 2015 and 2016, respectively	14,896	36,078
Prepaid expenses and other current assets	18,297	32,592
Deferred tax assets, current	—	72
Amount due from related parties	1,175	88

Total current assets	503,837	720,153
Property and equipment, net	16,259	13,932
Rental deposits	743	920
Long term investments	19,318	31,932
Deferred tax assets, non-current	—	208
Other non-current assets	2,000	2,593

Total assets	542,157	769,738

Liabilities and equity
Current liabilities
Accounts payable	10,445	40,457
Deferred revenue	28,274	41,277
Accrued expenses and other current liabilities	26,694	39,965
Amount due to related parties	6,532	8,117
Income tax payable	—	3,881

Total current liabilities	71,945	133,697
Other non-current liabilities	1,826	2,022

Total liabilities	73,771	135,719
Shareholder’s equity (Note a)	468,386	634,019

Total liabilities and shareholder’s equity	542,157	769,738

Note a: As of December 31, 2016, the number of ordinary shares issued and outstanding was 388,948,435.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(US dollars in thousands)

	Three months		Year
	Ended December 31		ended December 31
	2015	2016	2015	2016
Cash flows from operating activities:
Net income attributable to Momo Inc.	6,131	83,783	13,697	145,250
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,077	2,156	6,646	8,404
Share-based compensation	5,687	7,734	17,382	31,706
Investing income	(516)	(1,328)	(370)	(3,471)
Impairment loss on long-term investments	—	5,459	—	5,765
Loss on disposal of property and equipment	—	9	5	15
Changes in operating assets and liabilities:
Accounts receivable	1,880	(10,806)	(8,538)	(22,978)
Prepaid expenses and other current assets	486	(6,558)	(11,247)	(15,634)
Amount due from related parties	(309)	391	(1,218)	1,037
Rental deposits	(624)	(96)	38	(304)
Accounts payable	508	11,280	5,274	32,019
Income tax payable	—	3,946	—	3,946
Deferred revenue	3,328	3,534	12,996	15,546
Accrued expenses and other current liabilities	13,313	6,203	20,671	15,456
Deferred tax assets	—	(73)	—	(73)
Amount due to related parties	(87)	1,162	88	1,642
Deferred tax assets, non-current	—	(211)	—	(211)
Other non-current liabilities	(154)	658	1,828	196

Net cash provided by operating activities	31,720	107,243	57,252	218,311
Cash flows from investing activities:
Purchase of property and equipment	(3,300)	(2,040)	(13,521)	(7,026)
Proceeds from disposal of property and equipment	—	24	—	63
Payment for long term investments	(1,980)	(3,012)	(17,859)	(14,542)
Prepayment of long term investments	(1,194)	(2,635)	(2,000)	(2,635)
Purchase of term deposits	—	(129,734)	(450,000)	(509,612)
Cash received on maturity of term deposits	—	50,091	150,000	415,404

Net cash used in investing activities	(6,474)	(87,306)	(333,380)	(118,348)
Cash flows from financing activities:
Proceeds from exercise of options	138	25	401	333
Deferred payment of purchase of property and equipment	—	—	—	(319)
Payment for IPO costs	—	—	(2,634)	—

Net cash provided by (used in) financing activities	138	25	(2,233)	14
Effect of exchange rate on cash and cash equivalents	(1,549)	(8,404)	(3,138)	(11,882)

Net increase (decrease) in cash and cash equivalents	23,835	11,558	(281,499)	88,095
Cash and cash equivalent at beginning of period	145,634	246,006	450,968	169,469

Cash and cash equivalent at end of period	169,469	257,564	169,469	257,564

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months				Three months
	ended December 31, 2015				ended December 31, 2016
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Cost and operating expenses	(36,145)	5,687	(a)	(30,458)	(157,704)	7,734	(b)	(149,970)
Income from operations	3,471	5,687	(a)	9,158	88,357	7,734	(b)	96,091
Net income attributable to Momo Inc.	6,131	5,687	(a)	11,818	83,783	7,734	(b)	91,517

	Year				Year
	ended December 31, 2015				ended December 31, 2016
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Cost and operating expenses	(129,087)	17,382	(c)	(111,705)	(409,018)	31,706	(d)	(377,312)
Income from operations	5,614	17,382	(c)	22,996	144,486	31,706	(d)	176,192
Net income attributable to Momo Inc.	13,697	17,382	(c)	31,079	145,250	31,706	(d)	176,956

Notes:

(a)	Adjustments to exclude share-based compensation of $5,687 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $7,734 from the unaudited condensed consolidated statements.
(c)	Adjustments to exclude share-based compensation of $17,382 from the unaudited condensed consolidated statements.
(d)	Adjustments to exclude share-based compensation of $31,706 from the unaudited condensed consolidated statements.